UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

(Amendment No. )

Penn Treaty American Corp.

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(Name of Issuer)

Common Stock, par value $.10 per share

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(Title of Class of Securities)

707874400

(CUSIP Number)

December 31, 2011

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(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_] Rule 13d-1(b)

[X] Rule 13d-1(c)

[_] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. NAME OF REPORTING PERSONS

I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Gary E. Hindes (“Hindes”)

________________________________________________________________________________

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [_]

(b) [X] Joint Filer

________________________________________________________________________________

3. SEC USE ONLY

________________________________________________________________________________

4. CITIZENSHIP OR PLACE OF ORGANIZATION

United States

________________________________________________________________________________

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. 6. 7. 8.	SOLE VOTING POWER: 545,130 SHARED VOTING POWER: 1,773,651 SOLE DISPOSITIVE POWER: 545,130 SHARED DISPOSITIVE POWER: 1,773,651

________________________________________________________________________________

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,318,781

________________________________________________________________________________

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

[_]

________________________________________________________________________________

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

9.95%

________________________________________________________________________________

12. TYPE OF REPORTING PERSON*

IN

________________________________________________________________________________

(1) On the basis of 23,290,712 shares of common stock reported by the Company as outstanding as of March 28, 2008 in its annual report filed on Form 10-K for the period ending December 31, 2008. Such annual report was filed with the Securities and Exchange Commission on April 2, 2008 and is the most recent periodic report filed by the Company setting forth the number of shares of Common Stock outstanding.

(2) Includes 609,356 shares held by Delaware Bay Corporate Recovery Partners, LP, for which Delaware Bay is the general partner. Includes 1,164,295 held by The Fallen Angels Fund, LP for which Hindes Interests is the General Partner. Mr. Hindes in the Managing Member of Delaware Bay and Hindes Interests, and has the power to vote and dispose of the above shares. Mr. Hindes may be deemed to indirectly and beneficially own shares held by Delaware Bay Partners and Fallen Angels. Mr. Hindes disclaims beneficial ownership of the shares directly beneficially owned by Delaware Bay Partners and Fallen Angels, except to the indirect interest by virtue of Mr. Hindes being the Managing Member of Delaware Bay and Hindes Interests, the respective General Partners, and the direct interest to the extent of Mr. Hindes’ limited partnership interests in those entities. Mr. Hindes is the former Chairman of the Board of Penn Treaty.

(3) Includes 514,130 shares held by Gary E. Hindes Individual Retirement Account, and 31,000 shares held by the Gary E. Hindes Money Purchase TTEE UAD (10/14/00).

________________________________________________________________________________

1. NAME OF REPORTING PERSONS

I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Delaware Bay Corporate Recovery Partners, LP (“Delaware Bay Partners”)

________________________________________________________________________________

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [_]

(b) [X] Joint Filer

________________________________________________________________________________

3. SEC USE ONLY

________________________________________________________________________________

4. CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

________________________________________________________________________________

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. 6. 7. 8.	SOLE VOTING POWER: 609,356 SHARED VOTING POWER: SOLE DISPOSITIVE POWER: 609,356 SHARED DISPOSITIVE POWER:

________________________________________________________________________________

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

609,356

________________________________________________________________________________

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

[_]

________________________________________________________________________________

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

2.61%

________________________________________________________________________________

12. TYPE OF REPORTING PERSON*

PN

________________________________________________________________________________

(1) On the basis of 23,290,712 shares of common stock reported by the Company as outstanding as of March 28, 2008 in its annual report filed on Form 10-k for the period ending December 31, 2008. Such annual report was filed with the Securities and Exchange Commission on April 2, 2008 and is the most recent periodic report filed by the Company setting forth the number of shares of Common Stock outstanding.

________________________________________________________________________________

1. NAME OF REPORTING PERSONS

I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

The Delaware Bay Company, LLC (“Delaware Bay”)

________________________________________________________________________________

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [_]

(b) [X] Joint Filer

________________________________________________________________________________

3. SEC USE ONLY

________________________________________________________________________________

4. CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

________________________________________________________________________________

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. 6. 7. 8.	SOLE VOTING POWER: SHARED VOTING POWER: 609,356 SOLE DISPOSITIVE POWER: SHARED DISPOSITIVE POWER: 609,356

________________________________________________________________________________

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

609,356

________________________________________________________________________________

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

[_]

________________________________________________________________________________

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

2.61%

________________________________________________________________________________

12. TYPE OF REPORTING PERSON*

PN

________________________________________________________________________________

(1) On the basis of 23,290,712 shares of common stock reported by the Company as outstanding as of March 28, 2008 in its annual report filed on Form 10-K for the period ending December 31, 2008. Such annual report was filed with the Securities and Exchange Commission on April 2, 2008 and is the most recent periodic report filed by the Company setting forth the number of shares of Common Stock outstanding.

(2) Includes 609,356 shares held by Delaware Bay Corporate Recovery Partners, LP, for which Delaware Bay is the General Partner.

________________________________________________________________________________

1. NAME OF REPORTING PERSONS

I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

The Fallen Angels Fund, LP (“Fallen Angels”)

________________________________________________________________________________

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [_]

(b) [X] Joint Filer

________________________________________________________________________________

3. SEC USE ONLY

________________________________________________________________________________

4. CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

________________________________________________________________________________

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. 6. 7. 8.	SOLE VOTING POWER: 1,164,295 SHARED VOTING POWER: SOLE DISPOSITIVE POWER: 1,164,295 SHARED DISPOSITIVE POWER:

________________________________________________________________________________

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,164,295

________________________________________________________________________________

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

[_]

________________________________________________________________________________

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

4.99%

________________________________________________________________________________

12. TYPE OF REPORTING PERSON*

PN

________________________________________________________________________________

(1) On the basis of 23,290,712 shares of common stock reported by the Company as outstanding as of March 28, 2008 in its annual report filed on Form 10-k for the period ending December 31, 2008. Such annual report was filed with the Securities and Exchange Commission on April 2, 2008 and is the most recent periodic report filed by the Company setting forth the number of shares of Common Stock outstanding.

________________________________________________________________________________

1. NAME OF REPORTING PERSONS

I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Hindes Interests, LLC (“Hindes Interests”)

________________________________________________________________________________

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [_]

(b) [X] Joint Filer

________________________________________________________________________________

3. SEC USE ONLY

________________________________________________________________________________

4. CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

________________________________________________________________________________

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. 6. 7. 8.	SOLE VOTING POWER: SHARED VOTING POWER: 1,164,295 SOLE DISPOSITIVE POWER: SHARED DISPOSITIVE POWER: 1,164,295

________________________________________________________________________________

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,164,295

________________________________________________________________________________

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

[_]

________________________________________________________________________________

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

4.99%

________________________________________________________________________________

12. TYPE OF REPORTING PERSON*

PN

________________________________________________________________________________

(1) On the basis of 23,290,712 shares of common stock reported by the Company as outstanding as of March 28, 2008 in its annual report filed on Form 10-K for the period ending December 31, 2008. Such annual report was filed with the Securities and Exchange Commission on April 2, 2008 and is the most recent periodic report filed by the Company setting forth the number of shares of Common Stock outstanding.

(2) Includes 1,164,295 shares held by Fallen Angels for which Hindes Interests is the General Partner.

________________________________________________________________________________

Item 1(a). Name of Issuer:

Penn Treaty American Corp.

____________________________________________________________________

Item 1(b). Address of Issuer's Principal Executive Offices:

2500 Legacy Drive, Suite 130

Frisco, TX 75034

____________________________________________________________________

Item 2(a). Name of Persons Filing:

Delaware Bay Corporate Recovery Partners, LP, The Fallen Angels Fund, LP, The Delaware Bay Company, LLC, Hindes Interests, LLC and Gary E. Hindes (collectively, the “Reporting Persons”) ____________________________________________________________________

Item 2(b). Address of Principal Business Office, or if None, Residence:

The principal business address for the Reporting Persons is 720 Fifth Avenue, 10th Floor, New York, NY 10019. Mssr. Hindes conducts his business at 720 Fifth Avenue, 10th Floor, New York, NY 10019

____________________________________________________________________

Item 2(c). Citizenship:

Delaware Bay Corporate Recovery Partners, LP is a limited partnership incorporated in the state of Delaware. The Fallen Angels Fund, LP is a limited partnership formed under the laws of the state of Delaware. The Delaware Bay Company, LLC is a limited liability company formed under the laws of the state of Delaware. Hindes Interests, LLC is a limited liability company formed under the laws of the State of Delaware. Mr. Hindes is a citizen of the United States.

____________________________________________________________________

Item 2(d). Title of Class of Securities:

This statement on Schedule 13G is being filed with respect to Common Stock, $.10 par value per share (the “Common Stock”) of the Issuer.

____________________________________________________________________

Item 2(e). CUSIP Number:

707874400 ____________________________________________________________________

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check whether the person filing is a: Not Applicable.

(a) [_] Broker or dealer registered under Section 15 of the Exchange Act;

(b) [_] Bank as defined in Section 3(a)(6) of the Exchange Act;

(c) [_] Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d) [_] Investment company registered under Section 8 of the Investment Company Act;

(e) [_] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the

Investment Company Act;

(j) [_] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: The information in items 1 and 5 through 11 on the cover page on this Schedule 13G is hereby incorporated by reference.

______________________________________________________________________

(b) Percent of class: The information in items 1 and 5 through 11 on the cover page on this Schedule 13G is hereby incorporated by reference.

______________________________________________________________________

(c) Number of shares as to which such person has:

(i)                   Sole power to vote or direct the vote: The information in items 1 and 5 through 11 on each cover page of this Schedule 13G is hereby incorporated by reference.

(ii)                 Shared power to vote or direct the vote: The information in items 1 and 5 through 11 on each cover page of this Schedule 13G is hereby incorporated by reference.

(iii)                Sole power to dispose or direct the disposition of: The information in items 1 and 5 through 11 on each cover page of this Schedule 13G is hereby incorporated by reference.

(iv)               Shared power to dispose or direct the disposition of: The information in items 1 and 5 through 11 on each cover page of this Schedule 13G is hereby incorporated by reference.

The purpose of this Filing is to reflect the ownership by the Reporting Persons in the shares of the Issuer.

Delaware Bay Corporate Recovery Partners, LP: 609,356

The Fallen Angels Fund, LP: 1,164,295

The Delaware Bay Company, LLC: 609,356 (1)

Hindes Interests, LLC: 1,164,295 (2)

Gary E. Hindes: 2,318,781 (1)(2)(3)

.

(1) Includes 609,356 shares held by Delaware Bay Corporate Recovery Partners, LP for which Delaware Bay is the General Partner. Mr. Hindes in the Managing Member of Delaware Bay, and has the power to vote and dispose of the above shares. Mr. Hindes may be deemed to indirectly and beneficially own shares held by Delaware Bay Partners. Mr. Hindes disclaims beneficial ownership of the shares directly beneficially owned by Delaware Bay Partners, except to the indirect interest by virtue of Mr. Hindes being the Managing Member of Delaware Bay, the General Partner, and the direct interest to the extent of Mr. Hindes’ limited partnership interests in that entity.

(2) Includes 1,164,295 shares held by The Fallen Angels Fund, LP for which Hindes Interests is the General Partner. Mr. Hindes in the Managing Member of Hindes Interests, and has the power to vote and dispose of the above shares. Mr. Hindes may be deemed to indirectly and beneficially own shares held by Fallen Angels. Mr. Hindes disclaims beneficial ownership of the shares directly beneficially owned by Fallen Angels, except to the indirect interest by virtue of Mr. Hindes being the Managing Member of Hindes Interests, the General Partner, and the direct interest to the extent of Mr. Hindes’ limited partnership interests in those entities.

(3) Includes 514,130 shares held by Gary E. Hindes Individual Retirement Account, and 31,000 shares held by the Gary E. Hindes Money Purchase TTEE UAD (10/14/00).

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following [ ].

Not Applicable

_______________________________________________________________________

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable

_______________________________________________________________________

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

_______________________________________________________________________

Item 8. Identification and Classification of Members of the Group.

Not Applicable

_______________________________________________________________________

Item 9. Notice of Dissolution of Group.

Not Applicable.

______________________________________________________________________

Item 10. Certifications.

(a) The following certification shall be included if the statement is filed pursuant to Rule 13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2012

Delaware Bay Corporate Recovery Partners, LP

By: /s/ Gary E. Hindes

Name: Gary E. Hindes

Title: Managing Member of Delaware Bay Company LLC

The General Partner of Delaware Bay Corporate Recovery Partners, LP

The Fallen Angels Fund, LP

By: /s/ Gary E. Hindes

Name: Gary E. Hindes

Title: Managing Member of Hindes Interests, LLC

The General Partner of The Fallen Angels Fund, LP

The Delaware Bay Company, LLC

By: /s/ Gary E. Hindes

Name: Gary E. Hindes

Title: Managing Member

Hindes Interests, LLC

By: /s/ Gary E. Hindes

Name: Gary E. Hindes

Title: Managing Member

By: /s/ Gary E. Hindes

Gary E. Hindes